L e v o n Resources Ltd.	Second Quarter Report September 30, 2006

Exhibit 99.3

Management’s Discussion & Analysis

Overview

The Company’s shares now trade on the Frankfurt Stock Exchange under the symbol “L09”. The company's international ISIN number is CA 5279011020. The listing on the Frankfurt Stock Exchange provides the company with increased exposure to worldwide capital markets and enables Europeans to trade the company's common stock in Euros.

An exploration program on the Congress property commenced the end of the September 2006 quarter. The program involves drilling and underground development work aimed at increasing the known resources in the Lou and Howard zones to a minimum 500,000 contained ounces of gold and to test and expand the new Golden Ledge zone. The program will be financed from flow-through proceeds of $242,000 on hand at September 30, 2006, and proceeds received from a flow-through placement completed November 17, 2006 of $300,000.

Net loss for the September 2006 quarter was $99,043 ($0.00 per share) compared to a loss of $55,695 ($0.00) in the comparative 2005 quarter. The 2006 quarter included stock based compensation of $34,800 compared to $Nil in the September 2005 quarter.

General administrative expenses were $69,016 in the September 2006 quarter, up from $55,669 in the comparable prior year quarter as a result of an interest expense incurred in the quarter.

The Company received proceeds of $1,500 on the exercise of 15,000 stock options in the quarter.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

Forward Looking Statements

The Management Discussion and Analysis is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 17, 2006. Except for historical information or statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading “Risk Factors’ below. The Company undertakes no obligation to update forwarding looking statements if circumstances or management’s estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forwarding looking statements

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Second Quarter Report September 30, 2006

Developments During the September 2006 quarter

General

Metallurgical testing on the Congress property continued through the quarter. The lack of available qualified personal and equipment continued to delay the start of a drilling and underground exploration program on the Congress until mid September.

Exploration expenditures in the quarter of $3,657 were for geological and geochemical services and were financed from cash on hand.

Exploration

Phase two of a three phase exploration program started late in the September 2006 quarter on the Congress property. Six holes were completed subsequent to the quarter and all six holes intersected the targeted mineralized zones. Four of the holes were a follow-up to the first phase on the Golden Ledge Zone and the other two were on geochemical anomalies on the northern extension of the Lou Zone. The assay results for these six holes are not yet available.

Eight more holes totaling 1,500 metres, six targeting the Lou Zone and two on the Howard Zone, are scheduled to complete in early December.

The first phase of the exploration program included two pits, 27 trenches totalling approximately 300 metres, six NQ diamond drill holes totalling 1,060 metres and 102 MMI geological samples in seven lines. This work tested a potential open pit resource (resulting in positive tests for cyanide leaching) and extended the Lou Zone by 500 metres and increased its resources and located the Golden Ledge zone. The trenching on the Golden Ledge exposed a 1 to 1.5-metre wide silicified fault zone with gold values up to 26.4 grams Au per tonne (0.848 oz Au/ton) over 1.2 metres.

Both surface and underground exploration at Congress have developed the following resources:*

Mineral
Resource
Zone	Tonnes	oz/ton	g/tonne	Category
Howard	273,402.5	0.264	8.20	inferred
Howard	25,909	0.367	11.40	indicated
Howard	40,192	0.280	9.68	measured
Lou (underground)	189,548	0.350	10.90	inferred
Lou (open pit)	124,300	0.077	2.40	inferred
Congress	106,678	0.238	7.40	indicated

*From “Trenching, Drilling and Metallurgical Testing on the Congress Property”- David St. Clair Dunn, P.Geo.NI 43-1-1 Compliant. Nov 2005

The Congress Property covers 2,433 hectares (6,012 acres) located on the north side of Carpenter Lake in British Columbia’s historic Bridge River region, 90 kilometres west of the town of Lillooet and can be easily accessed by year round government maintained BC Highway 40.

The property consists of 45 claims including 8 crown grants, 13 mineral leases and 24 mineral claims. The property also covers two additional claims 100% owned by the Company known as the Howard and Lou zone.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Second Quarter Report September 30, 2006

Corporate

The Annual General Meeting (“AGM”) was held September 7, 2006. There were 35.4% of the outstanding shares represented at the meeting. All resolutions put forward to the shareholders were passed.

At the Meeting Ron M. Tremblay was newly elected to the Board of Directors. Mr. Tremblay brings extensive experience in finance to the Board having been involved in the public sector for over 25 years, including 12 years as a registered broker. Mr. Tremblay is also a Director of Inspiration Mining Corporation, a public company listed on the TSX Venture Exchange.

W.C. (Bill) Glasier, Gary Robertson, W. D. (Bill) Love, Florian Riedl-Riedenstein and Louis Wolfin were re-elected to the Board of Directors.

Following the AGM, the directors appointed Louis Wolfin as Chief Executive Officer, Ron Tremblay as President, Gary Robertson as Chief Financial Officer, David Wolfin as V.P. Finance, and Matt Wayrynen as V.P. Corporate Communications.

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of mineral properties. In general, properties with a higher grade of recoverable mineral that is more readily minable, afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Second Quarter Report September 30, 2006

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

Financial Instruments

The Company’s financial instruments consist of cash, term deposits, amounts receivable, prepaid expenses, and accounts payable and accrued liabilities. The carrying values of cash, accounts receivable, security deposits, and accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2005

The review of results of should be read in conjunction with the unaudited interim financial statements of the Company for the six months ended September 30, 2006 and the audited financial statements of the Company for the year ended March 31, 2006.

Net loss for the September 2006 quarter was $99,043 ($0.00 per share) compared to a loss of $55,695 ($0.00) in the comparative 2005 quarter. Stock based compensation of $34,800 was charged to operations in the quarter to recognize the estimated fair value of 1,000,000 stock options granted in the period. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%, dividend yield of 0%, expected life of 3 years and a volatility factor of 64%.

Office administrative expenses were $69,016 in the September 2006 quarter, up from $55,669 in the 2005 quarter as a result of an increase in interest expense and office assistance.

Options were exercisable for 15,000 common shares at a price of $0.10 per share. The consideration paid of $1,500 by the stock option holder, together with the option compensation associated with the stock options of $1,350, was charged as share capital.

RESULTS OF OPERATION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO THE SIX MONTHS ENDED SEPTEMBER 30, 2005

The review of results of should be read in conjunction with the unaudited interim financial statements of the Company for the six months ended September 30, 2006 and the audited financial statements of the Company for the year ended March 31, 2006.

Net loss for the six months ended September 30, 2006 was $171,471 compared to the net less of $104,947 for the six months ended September 30, 2005. Stock based compensation of $34,800 was charged to operations compared to $32,400 in the comparative 2005. Interest income increased from $176 in the September 2005 period to $10,766 in 2006 and a gain of $33,542 on sale of mineral property was charged against operation in 2005.

General administrative expenses of $54,524 remained consistent with the expenses of $55,669 in 2005.

The Company received proceeds of $955,000 by the issuance of 9,550,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share in the Company at a price of $0.12 per share if purchased on or before April 12, 2007 and thereafter at price of $0.15 until April 12, 2008. The Company paid finder fees in connection with this financing of $21,800.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Second Quarter Report September 30, 2006

Liquidity and Capital Resources

At this time the Company has no operating revenues. Historically, the Company has funded its operations through equity financing and the exercise of stock options and warrants.

Net cash used in operating activities for the six months ended September 30, 2006 was $128,835 compared to $76,781 used in the six months ended September 30, 2005 including administrative expenses of $147,144 compared to $105,926 in 2005, $10,766 in interest income provided cash in operations compared to $173 in 2005, and changes in the non-cash working capital provided $7,543, compared to $4,570 used in non-cash working capital balances in 2005.

Net cash provided by financing activities was $129,700 for the six months ended September 30, 2006 which included proceeds from the exercise of stock options of $1,500 and the balance of net private placement proceeds of $128,200 compared to $Nil in 2005.

Net cash used in investment activities for the six months ended September 30, 2006 was $9,027 and includes $23,527 used in exploration activities and cash provided from investments of $14,500 from security

Deposits returned to the Company, compared to $149,261 used in investment activities in 2005 including $157,244 in exploration activities, $1,682 in office equipment and cash provided from investments of $9,665 for security deposits returned to the Company.

As at September 30, 2006 the Company had working capital of $606,332 including $242,000 in flow-through funds. On November 17, 2006 the Company completed a tax flow-through private placement for proceeds of $300,000 by the issuance of 3,000,000 units at a price of $0.10 per unit. Each unit consisted of one flow-through common share and one share purchase warrant entitling the holder to purchase an additional common share in the Company at a price of $0.12 per share if purchased on or before November 17, 2007 and thereafter at price of $0.15 until November 17, 2008. The total proceeds of $300,000 are restricted in use for (“CEE”) under Canadian income tax legislation.

The Company believes it has sufficient working capital to meet its current obligations and operating expenses to the end of the fiscal year.

Share Capital

Effective August 28, 2006 the Company’s authorized share structure changed from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

At September 30, 2006 there were 36,851,911 common shares issued compared to 27,286,911 at March 31, 2006 and 36,836,911 at June 30, 2006 as follows:

Balance, March 31, 2006	27,286,911	$20,883,010
Share issuances:
Issued under a private placement at $0.10 per share	9,550,000	955,000
Finder fees paid in connection with private placement	-	(21,800)
Balance, June 30, 2006	36,836,911	21,816,21
Stock option exercised at $0.10	15,000	1,500
Transfer of stock based compensation from Contributed Surplus on exercise of stock options		1,350
Balance, September 30, 2006	36,851,911	$21,819,060

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Second Quarter Report September 30, 2006

There were 9,550,000 units issued in the first quarter at a price of $0.10 per unit by private placement. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share in the Company at a price of $0.12 per share if purchased on or before April 12, 2007 and thereafter at price of $0.15 until April 12, 2008. The Company paid finder fees in connection with this financing of $21,800.

There were 15,000 stock options exercised in the second quarter at a price of $0.10 per share. The consideration paid by the stock option holder of $1,500 together with the option compensation associated with the stock options previously recorded of $1,350, was charged as share capital.

The Company granted 1,000,000 stock options in the second quarter. The options are exercisable at $0.21 per share and expire on April 25, 2011. The Company charged $34,800 to operations representing the estimated fair value of the options granted. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%, dividend yield of 0%, expected life of 3 years and a volatility factor of 64%.

Subsequent to the period, the Company completed a private placement involving the issuance of 3,000,000 units at a price of $0.10 per unit. Each unit consisted of one flow-through common share and one share purchase warrant entitling the holder to purchase an additional common share in the Company at a price of $0.12 per share if purchased on or before November 17, 2007 and thereafter at price of $0.15 until November 17, 2008.

Stock Options Outstanding
		Number of Shares
Expiry Date	Exercise Price	September 30, 2006	March 31, 2006
April 05, 2010	$ 0.10	2,290,000	2,305,000
April 25, 2011	$ 0.21	1,000,000	-
		3,290,000	2,305,000

Share Purchase Warrants Outstanding
		Number of Shares
Expiry Date	Exercise Price	September 30, 2006	March 31, 2006
Dec. 31, 2006	$ 0.15	5,200,000	5,200,000
April 12, 2007/08	$ 0.12/$0.15	9,550,000	-
		14,750,000	5,200,000

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Second Quarter Report September 30, 2006

Summary of Quarterly Results

Expressed in Cdn $

	2006			2005				2004
Period ended	Sept.30 Q2	June 30 Q1	Mar.31 Q4	Dec.31 Q3	Sept.30 Q2	Jun 30 Q1	Mar. 31 Q4	Dec. 31 Q3
Income (loss) before other items	(103,816)	(78,421)	(302,793)	(42,582)	(55,522)	(53,010)	(32,345)	(89,816)
Basic per Share	(0.00)	(0.00)	(0.02)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net Income (loss)	(99,043)	(72,428)	(251,495)	(40,375)	(56,695)	51,868)	(47,833)	(41,802)
Basic per Share	(0.00)	(0.00)	(0.02)	(0.00)	(0.00)	.00)	(0.00)	(0.00)

Related Party Transactions

Levon entered into a cost sharing agreement with Oniva International Services Corp. (“Oniva”) a private company with common management, to reimburse Oniva 20% of its overhead expenses, 100% of its’ out of pocket expenses, and a 10% administrative fee based on the total overhead and corporate expenses charged to Levon. The agreement may be terminated with one month notice by either party. During the quarter Levon was charged $19,687 in relation to the cost sharing agreement. At September 30, 2006 liabilities include $71,793 due to Oniva under the cost sharing agreement. drilling services to be rendered which were received subsequent to the quarter, and accrued interest of $8,207.

At September 30, 2006, $65,119 is due to companies with common directors and $94,250 due to private companies controlled by directors and officers of the Company.

In addition to the above, the following amounts were paid, or a provision for the future payment has been made, to related parties:

(i) $7,500 (2005: $6,000) to a private company controlled by a former Director and Officer. The Company is charged $2,500 per month for accounting and corporate services provided to the Company.

(ii) $21,805 (2005: $17,489) to two private companies, controlled by officers of the Company, for providing consulting and management services to the Company. The Vice President-Finance and the Vice President-Corporate Communications were paid $2,500 per month for their services to the Company.

(iii) $889 (2005: $Nil) to a private company controlled by a Director of the Company for travel and other expenses.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600

L e v o n Resources Ltd.	Second Quarter Report September 30, 2006

Other

As required by Multilateral Instrument 52-109, the Company has evaluated the effectiveness of its discloser controls and procedures as of the end of the fiscal year ended March 31, 2006 under the supervision and with the participation of the President and Chief Financial Officer.

Based on results of this evaluation, the President and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Outlook

Exploration is expected to continue on the Congress property into early December 2006, weather permitting, and resuming in February 2007. Exploration and operating expenses for the balance of the fiscal year will be funded from cash on hand and with proceeds raised by private placement subsequent to the quarter of $300,000.

Levon Resources Ltd.

#400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1

Ph: (604) 682-3701 Fax: (604) 682-3600